                                                                                            Exhibit 99.d

CONESTOGA CAPITAL ADVISORS, LLC
259 N. Radnor-Chester Road
Radnor Court, Suite 120
Radnor, Pennsylvania 19087

December 29, 2006

To:     The Conestoga Funds
       259 N. Radnor-Chester Road
       Radnor Court, Suite 120
       Radnor, Pennsylvania 19087

Effective as of December 29, 2006, we hereby undertake to maintain the expense ratio of the Small Cap Fund of The Conestoga Funds (the “Fund”) to 1.10% of the Fund’s average daily net assets (the “Operating Expense Limit”).

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding Rule 12b-1 fees, shareholder servicing fees, interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until January 28, 2008. This letter supersedes any other agreement or understanding among the parties concerning the Fund’s fees during the time period that the letter is effective.

        Sincerely,

        CONESTOGA CAPITAL ADVISORS, LLC

        By:  /s/ William C. Martindale, Jr.
            William C. Martindale, Jr.
             Managing Partner